EXHIBIT 99.2

ITEM 7 INFORMATION

The Class A common shares reported by Ping An Insurance (Group) Co. of China Ltd., as a parent holding company (1,861,782 shares), are held by Pingan eCommerce Limited Partnership (1,063,875 shares) and Rhythm Way Limited (797,907 shares).

Pingan eCommerce Limited Partnership owns 53% of the outstanding capital stock of Rhythm Way Limited and is a controlling person with respect to Rhythm Way Limited.

The general partner of Pingan eCommerce Limited Partnership is Pingan eCommerce Limited; Pingan eCommerce Limited is wholly owned by Full Succeed International Limited; Full Succeed International Limited is wholly owned by An Ke Technology Company Limited; An Ke Technology Company Limited is wholly owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd; and Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance (Group) Co. of China Ltd.